Exhibit 97.1

Policy Approved by Compensation Committee and Board of Directors:

If MIGI is required to prepare an accounting restatement as defined by Rule 10D-1, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, MIGI shall recover from any current or former executive officers incentive-based compensation that was erroneously awarded during the three years preceding the date such a restatement was required as defined by Rule 10D-1. The recoverable amount as defined by Rule 10D-1 is the amount of incentive-based compensation associated with the accounting statement and received in excess of the amount that otherwise would have been received had it been determined based on the restated financial measure.

MIGI shall recover erroneously awarded compensation, subject to limited impracticability exceptions available only in circumstances where:

●	Direct expenses paid to third parties to assist in enforcing the policy would exceed the amount to be recovered and MIGI has made a reasonable attempt to recover;

●	Recovery would violate home country law that existed at the time of adoption of the rule, and MIGI provides an opinion of counsel to that effect to the exchange; or

●	Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code.

As defined by Rule 10D-1, MIGI shall file its policy as an exhibit to its annual report and disclose how it has applied the policy, including, as relevant: (1) The date it was required to prepare an accounting restatement and the aggregate dollar amount of erroneously awarded compensation attributable to such accounting restatement (2) the aggregate amount that remains outstanding and any outstanding amounts due from any current or former named executive officer for 180 days or more; and (3) details regarding any reliance on the impracticability exceptions. MIGI shall use Inline XBRL to tag their compensation recovery disclosure.

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